Exhibit (a)(1)(O)

Voice Response and Website Announcement for the SchwabPlan Retirement Savings and Investment Plan:

The Charles Schwab Corporation has announced a tender offer to Schwab stockholders. A letter has been mailed to participants in the SchwabPlan Retirement Savings and Investment Plan who are Schwab stockholders based on the shares allocated to the units they hold in the 401(k) Equity Unit Fund and/or ESOP Equity Unit Fund. The letter to participants will provide important details about the tender offer including elections that a participant can make in connection with the tender offer.